EXHIBIT 5.1

                    [FULBRIGHT & JAWORSKI L.L.P. LETTERHEAD]

July 22, 1999


Dear Sirs:

      As legal counsel to Medical Science Systems, Inc., a Texas corporation (the "Company"), we are familiar with the Registration Statement on Form S-3 (the "Registration Statement") to be filed with the Securities and Exchange Commission on or about July 22, 1999, under the Securities Act of 1933, as amended, relating to an aggregate of 12,000,000 shares (the "Shares") of Common Stock, no par value ("Common Stock"), of the Company to be sold by the selling shareholders listed in the Registration Statement (the "Selling Shareholders"). The Shares will be issued pursuant to the terms of the Series A Preferred Stock of the Company and upon exercise of warrants (the "Warrants") to purchase 1,000,000 shares of the Company's Common Stock as described in the Registration Statement.

      In connection therewith, we have examined such corporate records, documents and such questions of law as we have considered necessary or appropriate for the purposes of this opinion and, upon the basis of such examination, when issued in accordance with the terms of the Warrant and the terms of Section 5(b) of the Statement Establishing Relative Rights and Preferences of the Series A Preferred Stock included in Company's Articles of Incorporation, as applicable, and with respect to the Warrants, for the consideration expressed therein, the 12,000,000 shares of Common Stock to be sold by the Selling Shareholders will be duly and validly authorized, validly issued, fully paid and nonassessable.

      We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ FULBRIGHT & JAWORSKI L.L.P.


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